UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Delcath Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

824661P401

(CUSIP Number)

July 15, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P401

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,589,141
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,589,141
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,589,141 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 24661P401

1.	Names of Reporting Persons. Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,563,828
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,563,828
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,563,828 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 24661P401

1.	Names of Reporting Persons. Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,563,828
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,563,828
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,563,828 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a) Name of Issuer

Delcath Systems, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

1301 Avenue of the Americas, 43rd Floor

New York, New York 10019

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Common stock, $0.01 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

24661P401

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i) Immediately following the pricing of the underwritten offering described in the 424B4 filed by the Issuer with the Securities and Exchange Commission on July 17, 2015 (the “Offering”), each of Mr. Asher and Intracoastal may have been deemed to beneficially own 1,374,584 shares of Common Stock, and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 12,385,016 shares of Common Stock outstanding as reported by the Issuer in such 424B, plus (2) 800,000 shares of Common Stock that were to be issued to Intracoastal at the consummation of the Offering, plus (3) 574,584 shares of Common Stock in the aggregate issuable upon exercise of warrants that were to be issued to Intracoastal at the closing of the Offering (collectively, the “Intracoastal Warrants”). The foregoing excludes (I)

825,416 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants because each of the Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock and (II) 163,828 shares of Common Stock in the aggregate issuable upon exercise of other warrants held by Intracoastal (collectively, the “Other Intracoastal Warrants”) because each of the Other Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Other Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock. Without such blocker provisions, each of Mr. Asher and Intracoastal may be deemed to have beneficially own 2,363,828 shares of Common Stock.

(ii) Immediately following the pricing of the Offering, Mr. Kopin may have been deemed to beneficially own 1,374,584 shares of Common Stock, and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 12,385,016 shares of Common Stock outstanding as reported by the Issuer in such 424B, plus (2) 800,000 shares of Common Stock that were to be issued to Intracoastal at the consummation of the Offering, plus (3) 574,584 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants. The foregoing excludes (I) 825,416 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants because each of the Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock, (II) 163,828 shares of Common Stock in the aggregate issuable upon exercise of the Other Intracoastal Warrants because each of the Other Intracoastal Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Other Intracoastal Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock and (III) 25,313 shares of Common Stock issuable in the aggregate upon exercise of warrants held by Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) (collectively, the “Cranshire Warrants”) because each of the Cranshire Warrants contain a blocker provision under which the holder thereof does not have the right to exercise such Cranshire Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock. Without such blocker provisions, Mr. Kopin may be deemed to have beneficially own 2,389,141 shares of Common Stock. Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund and consequently has voting control and investment discretion over the securities held by Cranshire Master Fund described above. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund described above.

(iii) As of the close of business on July 27, 2015, each of Mr. Asher and Intracoastal may be deemed to beneficially own 1,563,828 shares of Common Stock, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 6.7% of the Common Stock, based on (1) 12,385,016 shares of Common Stock outstanding as reported by the Issuer in such 424B, plus (2) 9,350,000 shares of Common Stock issued at the consummation of the Offering, plus (3) 1,400,000 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants, plus (4) 163,828 shares of Common Stock in the aggregate issuable upon exercise of the Other Intracoastal Warrants.

(iv) As of the close of business on July 27, 2015, Mr. Kopin may be deemed to beneficially own 1,589,141 shares of Common Stock, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 6.8% of the Common Stock, based on (1) 12,385,016 shares of Common Stock outstanding as reported by the Issuer in such 424B, plus (2) 9,350,000 shares of Common

Stock issued at the consummation of the Offering, plus (3) 1,400,000 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants, plus (4) 163,828 shares of Common Stock in the aggregate issuable upon exercise of the Other Intracoastal Warrants, plus (5) 25,313 shares of Common Stock issuable in the aggregate upon exercise of

(c)

(i)	Number of shares as to which each of Mr. Asher and Intracoastal has:

(1)	Sole power to vote or to direct the vote: 0.

(2)	Shared power to vote or to direct the vote: 1,563,828.

(3)	Sole power to dispose or to direct the disposition of 0.

(4)	Shared power to dispose or to direct the disposition of 1,563,828.

(ii)	Number of shares as to which Mr. Kopin has:

(1)	Sole power to vote or to direct the vote: 0.

(2)	Shared power to vote or to direct the vote: 1,589,141.

(3)	Sole power to dispose or to direct the disposition of 0.

(4)	Shared power to dispose or to direct the disposition of 1,589,141.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2015

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager